Exhibit 99.1

Avecia
Press Release

Avecia to sell its Additives business to The Lubrizol Corporation

Manchester, England, December 22, 2003: Avecia announced today that it has signed a definitive agreement to sell its specialty Additives business to The Lubrizol Corporation for an undisclosed sum. The agreement is subject to regulatory and other customary closing conditions. The Additives business has annual sales of approximately £30 million.

The business’ principle manufacturing asset at Huddersfield, UK is included in the sale. Other manufacturing facilities at Grangemouth, Scotland will continue to be operated by Avecia under a long term supply agreement. Approximately 110 employees will transfer to Lubrizol upon completion of the sale, including commercial staff in Europe, Asia and North America.

Avecia Additives is an established global supplier of polymeric dispersion technology. The business develops, manufactures and markets an innovative range of over 60 high performance additives for paints, inks, plastics and pigment treatment applications. These are marketed under the brand names, Solsperse™, Solplus™ and Solthix™. The products enrich and strengthen colour while reducing production costs and solvent emissions.

Avecia CEO, Jeremy Scudamore said: “I am very pleased that we have reached agreement with Lubrizol for the sale of the Additives business. Lubrizol is a recognised leader in specialty additives for transport and industrial applications with a strong technology base. The acquisition of Avecia’s Additives business will complement and strengthen their position in specialty additives for coatings and inks and provide excellent opportunities for future growth in the business”. Mr Scudamore added: “The sale of the Additives business is consistent with Avecia’s strategy of seeking opportunities that add value for Avecia investors.

Net proceeds from the sale will largely be used to repay Avecia’s bank debt.

Editor notes:

Avecia Group Plc: With 2002 sales of £575.7m, Avecia is one of Europe’s largest privately-owned specialty chemical companies. It operates in four business segments – Fine Chemicals, Electronic Materials, Specialty Products and NeoResins. The company employs over 3,500 people across 20 sites in all major world markets.
Avecia was formed on 30 June 1999, following completion of a $2.1bn (£1.3bn) buyout of the former Zeneca Specialties business from AstraZeneca. The deal was financed by Cinven and Investcorp – two of Europe’s leading private investment firms.

../2

The Additives business is part of Avecia’s Specialty Products portfolio.

Investor Enquiries:	Media Enquiries:
Duncan McLellan	Andrew Smalley	Roger Johnstone
Tel: +44 (0)161 721 1228	Tel: +44 (0)161 721 2441	Tel: +44 (0)161 721 2942
Mob: +44 (0)7802 773604